UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2002

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ………… to……………

COMMISSION FILE NUMBER 1-12333

Iomega Retirement and Investment Savings Plan
 (Full title of the plan)

Iomega Corporation
(Name of issuer of the securities held in the plan)

10955 Vista Sorrento Parkway, San Diego, CA 92130
(Address of principal executive offices)

(858) 314-7000
(Registrant's telephone number, including area code)

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2002 and 2001 and for the
Year Ended December 31, 2002

Together With Report of
Independent Auditors

EIN: 86-0385884
Plan Number: 001

To the Steering Committee and Participants of the
Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP Ernst & Young LLP

San Diego, California
June 6, 2003

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Index to Financial Statements and Schedule

                                                                                               Page

Statements of Net Assets Available for Benefits
    as of December 31, 2002 and 2001                                                             1

Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2002                                                          2

Notes to Financial Statements                                                                  3 - 8

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
    as of December 31, 2002                                                                      9

Signature                                                                                       10

Exhibit Index                                                                                   11

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

                                                                                   As of December 31,
                                                                              -----------------------------
                                                                                  2002            2001
                                                                              ------------     ------------
 Investments, at Fair Value:
    Fidelity Funds:
       Contrafund                                                             $ 11,015,043     $ 14,487,097
       Magellan Fund                                                             4,556,000        7,952,176
       Spartan U.S. Equity Index Portfolio                                       3,548,383        5,451,674
       Equity Income II Fund                                                     3,478,204        5,065,759
       Managed Income Portfolio                                                  3,330,427        3,305,819
       Retirement Money Market Portfolio                                         3,053,805        3,427,451
       U.S. Bond Index Fund                                                      2,482,782        1,724,326
       Asset Manager Fund                                                        1,753,036        2,937,217
       Export and Multinational Fund                                             1,379,457        1,799,344
       Diversified International Fund                                            1,065,028        1,138,794
       Short-Term Bond Portfolio                                                 1,012,769        1,296,190
       Oakmark Select Fund                                                         672,165                -
       Real Estate Investment Portfolio                                            545,285          573,874
       Fidelity Low Priced Stock Fund                                              519,404                -
       Ariel Fund                                                                  351,422                -
       Alger MidCap Growth Institutional Portfolio                                 155,541                -
       U.S. Government Reserves Fund                                                 2,317          154,831
  Other Investments:
       Iomega Stock Fund:
          Common stock                                                           1,130,706        1,681,531
          Cash                                                                      63,218           99,026
       Participant loans                                                           628,350          947,204
                                                                              ------------     ------------
          Total investments                                                     40,743,342       52,042,313
                                                                              ------------     ------------

Receivables:
       Participant contributions                                                         -           83,044
       Employer contributions                                                       19,492           47,318
                                                                              ------------     ------------
          Total receivables                                                         19,492          130,362
                                                                              ------------     ------------

Net assets available for benefits                                             $ 40,762,834     $ 52,172,675
                                                                              ============     ============

The accompanying notes to financial statements are
an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for BenefitsFor
the Year Ended December 31, 2002

 Additions to Net Assets:
     Contributions:
         Employee                                                                                   $  3,319,716
         Employer                                                                                      1,779,820
         Rollover                                                                                        364,772
                                                                                                    ------------
              Total contributions                                                                      5,464,308
                                                                                                    ------------

      Investment Income (Loss):
         Interest and dividends                                                                          779,621
         Net realized and unrealized depreciation in fair value of investments                        (5,658,367)
                                                                                                    ------------
              Total investment loss, net                                                              (4,878,746)
                                                                                                    ------------
              Total additions, net                                                                       585,562
                                                                                                    ------------

  Reductions in Net Assets:
     Distributions to participants                                                                   (11,973,377)
     Administrative fees                                                                                 (22,026)
                                                                                                    ------------
         Total reductions                                                                            (11,995,403)
                                                                                                    ------------
  Net decrease in net assets available for benefits                                                  (11,409,841)

  Net assets at beginning of year                                                                     52,172,675
                                                                                                    ------------
  Net assets at end of year                                                                         $ 40,762,834
                                                                                                    ============

The accompanying notes to financial statements are
an integral part of these statements.

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements

(1) Plan Description

Participation

Iomega Corporation (“Iomega” or the “Company”) adopted the Iomega Retirement and Investment Savings Plan (the “Plan”) effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. Fidelity Management Trust Company (“Fidelity”) serves as trustee of the Plan. Iomega administers the Plan through the use of a steering committee comprised of various members of management with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Amendments

On January 29, 2002, the Company’s Board of Directors approved several enhancements to the Plan that became effective on April 1, 2002. These enhancements included:

  increasing the basic Company match (Match I) to: for every $1.00 the employee contributes, up to $750, the Company will match $1.00, increasing the additional basic Company match (Match II) to: for every $1.00 the employee contributes, up to 8% of an employee's eligible compensation (after the first $750), the Company will match $0.60, increasing employee contributions up to 50% of pre-tax compensation, subject to Internal Revenue Service ("IRS") limitations, fully vesting employees in their Company match dollars after two years of service, changing various investment options and
  providing for new “catch up” contributions. When an employee reaches the age of 50 and that employee is making the maximum Plan or IRS pre-tax contribution, that employee may make an additional catch-up contribution each pay period, subject to IRS limitations.
  Lowering the minimum age for full or part-time employees to participate from 21 to 19 years of age.

The investment option changes also included the discontinuation after May 1, 2002 of payroll contributions and transfers into the Magellan Fund, the Short-Term Bond Portfolio, the Real Estate Investment Portfolio and the U.S. Government Reserves Fund. In addition, the Plan added the following four new funds: The Oakmark Select Fund, the Fidelity Low Priced Stock Fund, the Ariel Fund and the Alger MidCap Growth Institutional Portfolio.

Eligibility, Contributions and Benefits

Full-time or part-time employees who have attained 19 years of age are eligible to participate in the Plan on their first day of employment. Each employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its allocation to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 50 percent of qualifying gross compensation (base compensation and any bonus payments) on a before-tax basis, subject to IRS limitations.

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

Beginning on April 1, 2002, employer matching contributions consist of a basic match of up to $750 per participant, an additional basic match of 60 percent of a participant’s contributions over $750 up to 8 percent of eligible earnings and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. Prior to April 1, 2002, employer matching contributions consisted of a basic match of up to $600 per participant, an additional basic match of 50 percent of a participant’s contributions over $600 up to 5 percent of eligible earnings and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. The discretionary performance match is based on Company profitability goals and the match percentage is determined annually by the Company’s Board of Directors. There was no performance match for 2002. The employer contributions for the basic and additional basic match for 2002 was $1,779,820. The allocation of employer contributions are directed by the participant based on the employee contribution allocation to the Plan funds. After two years of service, employees become fully vested in all matching contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, for any reason, participants may elect to roll over or direct transfer into another employer’s qualified plan or an IRA, receive payment from their accounts in a lump sum, periodic installments or under certain circumstances, an annuity. Participants with a vested account balance exceeding $5,000, whose employment with the Company has been terminated have the option of leaving their money in the Plan. Employee participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

Investment Options

Employees can currently direct their contributions into any of 14 different investment options. The Plan also has four investment options into which no new contributions (either through payroll contributions or through transfers) can be made. These funds are managed by Fidelity. No sales charge is levied on the funds managed by Fidelity; however, an annual fee is charged by Fidelity to cover the operating expenses of each fund including the investment advisory fee. This fee is deducted from the investment return of each fund. A description of these investment options is as follows:

Funds Actively Receiving Contributions or Transfers:

Contrafund - Seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor.

Spartan U.S. Equity Index Portfolio - Seeks the goal of replicating the total return provided by the stocks included in the Standard and Poor’s (“S&P”) 500 by investing in virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner.

Equity Income II Fund - Seeks a yield exceeding the S&P 500 by investing primarily in income-producing equity securities, considering the potential for capital appreciation.

Managed Income Portfolio - Seeks preservation of capital and a competitive level of income over time by investing in high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates.

Retirement Money Market Portfolio - Seeks preservation of capital by investing in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars.

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

U.S. Bond Index Fund - Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

Asset Manager Fund - Seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments.

Export and Multinational Fund - Seeks capital appreciation by investing primarily in stocks of U.S. companies that are expected to benefit from exporting or selling goods or services outside the U.S. The fund may also invest in foreign securities.

Diversified International Fund - Seeks capital appreciation by investing primarily in stocks of large companies located outside the U.S. that are considered to be undervalued and are included in the Morgan Stanley Capital International Europe, Australia and Far East Indexes.

Oakmark Select Fund – Seeks capital appreciation by investing primarily in common stocks of U.S. companies selling at a discount as compared with their true underlying value. The fund is non-diversified, which means that it is not limited to a percentage of assets that it may invest in any one issuer. The fund will generally have 15 to 20 securities in its portfolio.

Fidelity Low Priced Stock Fund – Seeks capital appreciation by investing at least 80% of its assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies.

Ariel Fund – Seeks capital appreciation by investing in the common stocks of widely ignored, misunderstood, or underfollowed companies that provide quality goods and/or services. The fund targets smaller (small-cap) companies with market capitalizations of $2 billion or less at the time of investment.

Alger MidCap Growth Institutional Portfolio – Seeks long-term capital appreciation by investing primarily in mid-sized companies, which are those that have market capitalizations, at the time of investment, within the range of companies in the S&P MidCap 400 Index.

Iomega Stock Fund - Invests only in Iomega Corporation Common Stock. A small amount of the Iomega Stock Fund (approximately 1 to 6 percent) is held in cash to meet the Plan’s liquidity needs for making distributions and transfers. Shares of Iomega Stock are bought and sold over-the-counter each pay period based on participants’ elections. Voting rights for the Common Stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

Funds No Longer Receiving Contributions or Transfers:

Magellan Fund - Seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks.

Short-Term Bond Portfolio - Seeks high current income consistent with preservation of capital by investing in a broad range of fixed-income securities.

Real Estate Investment Portfolio - Seeks to provide an above-average level of income as well as capital growth by investing primarily in stocks of domestic and foreign companies in the real estate industry.

U.S. Government Reserves Fund - Seeks as high a level of current income as is consistent with security of principal and liquidity by investing in U.S. Government securities as well as entering into reverse repurchase agreements.

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

Participant Loans

Participant loans consist of promissory notes executed by participants. With the Plan’s consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant’s vested account balance. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 2002, outstanding loans bore interest at rates ranging from 6.75% to 10.5%. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time not to exceed 10 years. All loans, regardless of term, become due and payable when the participant’s employment with the Company terminates.

Termination of the Plan

Although it has not expressed its intent to do so, Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. In the event the Plan is terminated, participants would become 100% vested. During 2001, the Plan experienced a partial plan termination due to a significant reduction in force at the Company. All participants whose employment was terminated became 100% vested.

(2) Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Mutual funds are valued at net asset value as reported by the fund (quoted market prices). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in common collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Participant loans are reported at book value, which approximates fair value.

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

Net Appreciation (Depreciation) in Fair Market Value of Investments

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by comparing the difference between the fair value and the book value (cost) of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the difference between the fair value and the book value at the end of the Plan year.

Realized gains or losses are determined on an historical cost basis by comparing the sales price of each investment at the disposition date with the fair market value of the investment at the date of purchase.

Forfeitures

Non-vested benefits which are forfeited are utilized to reduce the Company contributions to the Plan and to pay plan expenses. During the year ended December 31, 2002, the Company utilized approximately $175,000 of forfeitures to reduce Company contributions to the Plan. As of December 31, 2002, approximately $222,000 of forfeitures, included in the Retirement Money Market Portfolio in the accompanying financial statements, had not yet been utilized by the Company.

Expenses

The Company pays all administrative expenses relating to the investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in “Investment Options”). Participant maintenance fees related to account balances maintained by former employees are paid for out of these former employees' accounts. However, loan origination and loan maintenance fees are deducted from participants’ accounts who have taken out loans. These amounts are recorded in “administration fees” in the accompanying financial statements.

(3) Investments

During 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated/ (depreciated) in value as follows:

                                                            Net Realized and
                                                       Unrealized Appreciation
                                                         (Depreciation) in Fair
                                                        Value During the Year
                                                        ---------------------

                  Common Stock                               $    109,171
                  Mutual funds                                 (5,767,538)
                                                             ------------
                                                             $ (5,658,367)
                                                             ============

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

EIN: 86-0385884
Plan Number: 001

(4) Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (“IRC”). The Plan is intended to qualify under Section 401(a) of the IRC. The IRS issued a favorable determination letter dated February 13, 2001, ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan’s steering committee and legal counsel believe that the Plan, as amended, is qualified and continues to be designed and operated in accordance with applicable IRC requirements.

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Form 5500 - Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2002

(b) Identity of Issuer,
               Borrower, Lessor                              c) Description                      (d) Current
  (a)          or Similar Party                                 of Investment                        Value
-------- ------------------------------------------------ ------------------------------------ ------------------
   *     Fidelity Contrafund                              285,364 shares of mutual fund           $  11,015,043

   *     Fidelity Magellan Fund                           57,700 shares of mutual fund                4,556,000

         Spartan U.S. Equity Index Portfolio              113,913 shares of mutual fund               3,548,383

   *     Fidelity Equity Income II Fund                   200,012 shares of mutual fund               3,478,204

   *     Fidelity Managed Income Portfolio                3,330,427 shares of common                  3,330,427
                                                              collective trust

   *     Fidelity Retirement Money Market Portfolio       3,053,805 shares of money  market           3,053,805
                                                          fund

   *     Fidelity U.S. Bond Index Fund                    220,888 shares of mutual fund               2,482,782

   *     Fidelity Asset Manager Fund                      127,032 shares of mutual fund               1,753,036

   *     Fidelity Export and Multinational Fund           100,324 shares of mutual fund               1,379,457

   *     Fidelity Short-Term Bond Portfolio               112,655 shares of mutual fund               1,012,769

   *     Fidelity Diversified International Fund          62,065 shares of mutual fund                1,065,028

         Oakmark Select Fund                              28,219 shares of mutual fund                  672,165

   *     Fidelity Real Estate Investment Portfolio        29,651 shares of mutual fund                  545,285

   *     Fidelity Low Priced Stock Fund                   20,636 shares of mutual fund                  519,404

         Ariel Fund                                       9,972 shares of mutual fund                   351,422

         Alger MidCap Growth Institutional Portfolio      14,828 shares of mutual fund                  155,541

   *     Fidelity U.S. Government Reserves Fund           2,317 shares of mutual  fund                    2,317

   *     Iomega Corporation Common Stock                  144,039 shares of common stock              1,130,706

   *     Iomega Stock Fund - Cash account                 63,218 units of cash                           63,218

         Participant loans                                Interest rates ranging from                   628,350
                                                              6.75% to 10.5%

         *   Denotes party-in-interest

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                                                               (Name of Plan)

Dated: 06/26/03	/s/ Anna L. Aguirre
Anna L. Aguirre
Vice President, Human Resources and Facilities

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

EXHIBIT INDEX

The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description
--------------------------------	------------------------------------------------------------------------------------------
23.1	Consent of Ernst & Young LLP, Independent Auditor
99.4	Certification letter from Anna L. Aguirre, Vice President, Human Resources and Facilities and Barry Zwarenstein, Vice President, Finance and Chief Financial Officer